Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sollievo Pharmaceuticals, Inc
32452 Spyglass Court
San Juan Capistrano, CA 92675
http://sollievopharm.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sollievo Pharmaceuticals, Inc
Address: 32452 Spyglass Court, San Juan Capistrano, CA 92675
State of Incorporation: CA
Date Incorporated: February 23, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $400.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first four weeks and receive 20% bonus shares.

Early Bird Bonus

Invest in weeks five & six and receive 15% bonus shares.

<u>Amount-Based:</u>

Company Bonus

Invest $500+ and receive 5% bonus shares.

Silver Bonus

Invest $1,000+ and receive 10% bonus shares.

Gold Bonus

Invest $5,000+ and receive 15% bonus shares.

Platinum Bonus

Invest $10,000+ and receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine OWNer's Bonus

Sollievo Pharmaceuticals, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares of Common Stock for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Sollievo Pharmaceuticals, Inc ("Sollievo Pharmaceuticals" or the "Company") is a C-Corporation organized under the laws of the state of California and is headquartered in the state of California. Sollievo Pharmaceuticals is a development-stage company in the pre-revenue development stage.

The Company has one employee and leverages outside advisors, consultants, and contract development and manufacturing organizations to provide the necessary development functions. In addition, the Company intends to hire the Chief Financial Officer and Chief Medical Officer in early 2023. Currently, these positions are staffed with consultants. The strategic advisors and CEO have over 100 years of pharmaceutical development, clinical, regulatory, and commercial experience.

The Company's objective is to modify existing drugs or formulations to enable them to address significant unmet medical needs. Our first product, Proviza, can potentially disrupt the $1.2 billion market for the emergency treatment of acute agitation and aggression. In addition, Proviza could be the first product designed to reduce the risk of injury to the hospital staff as the incidence of violence in healthcare continues to rise.

The Growing Problem

Violence in the emergency department (ED) is a national crisis. The increasing violence against hospital staff parallels growing societal problems of drug and alcohol abuse, dementia, and untreated mental illness. Injuries and assaults in the nation's emergency departments have become daily occurrences.

• Although healthcare only accounts for 11.5% of the labor force, it is responsible for 65% of all lost-time injuries

• 50% of emergency medicine doctors and 70% of emergency nurses report being assaulted

• 25% of psychiatric nurses report disabling injuries from patient assaults

Emergency Departments: A Dangerous Place to Work

Imagine every day going to work knowing you could be kicked, scratched, punched, or worse, receive a disabling injury. Unfortunately, that is the world of emergency medicine. Working in such a stressful environment has resulted in significant staff turnover and burnout, which places more burden on the remaining ED staff. As a result, hospitals spend billions of dollars each year to combat violence and its impact on their employees.

Unfortunately, most emergency departments still use the original 30-year-old sedative medications that have never been optimized for rapid, consistent delivery in agitated and violent patients. These medications can take 15 – 40 minutes to begin calming a violent patient. Every minute these patients are not tranquilized increases the risk of injury to the patient and the staff.

Emergency medicine physicians we surveyed agree that a major unmet need is a faster-acting consistent intramuscular sedative. Even decreasing the time of onset of sedation by five minutes would be game-changing.

Faster Sedation Begins with Consistent Drug Delivery

We believe the inertia of the pharmaceutical industry provides the opportunity for Sollievo Pharmaceuticals to uniquely address this crisis with the development of Proviza®, the fastest-acting intramuscular benzodiazepine. In human trials, we have seen that the active drug in Proviza yielded a peak blood level 4 times faster than the market-leading sedative, lorazepam, with a 15-fold reduction in patient-to-patient variability. Furthermore, based on the clinical and animal data, the Company believes that the onset of sedation from its patent-pending formulation could be significantly less than 15 minutes. We believe that such a reduction in the onset of sedation and unparalleled consistency could make Proviza the product of choice for treating acute agitation and aggression.

The Market

In a third-party survey of emergency physicians, 76% said they would use Proviza when it became available. In addition, they would prescribe Proviza more than twice as much as the current market-leading product.

Potential Short Regulatory Approval Pathway

Because Proviza is a modification of an existing approved drug, the Company can use the safety and efficacy data already available, which shortens the FDA approval process. As a result, the Company believes Proviza could be approved for marketing in the U.S. by the end of 2025.

Anticipated Expansion of Product Opportunities

Geographical expansion- Proviza is targeted to be launched in the U.S., Germany, France, and the U.K. Following the successful launch, the Company intends to expand sales into the rest of Europe, Japan, Australia, and New Zealand.

Additional product indications – The Company intends to seek approval of Proviza for different treatment indications, such as seizures and acute panic. Increasing the number of approved indications leverages the existing product into additional markets.

Veterinary use - The results of animal studies have demonstrated that Proviza's rapid sedation and shorter duration in dogs could make it an ideal product to sedate dogs and cats undergoing routine procedures. The Company intends to seek a strategic partner in the veterinary space before the FDA approval of Proviza for human use.

Competitors and Industry

Competitors

According to the report by IMARC Group, the U.S. generic injectables market reached a value of US$ 16.3 Billion in 2021, expected to reach US$ 29.6 Billion by 2027, exhibiting a CAGR of 10.21% during 2022-2027. The U.S. market is dominated by five large manufacturers of generic injectable products. These manufacturers have large-scale operations specializing in injectable products and sell hundreds of different generic products. However, only three of the top five companies offer Proviza's direct competitive products, Hospira (Pfizer Hospital U.S. Division), Hikma Pharmaceuticals, Inc., and Fresenius Kabi AG. In addition, we have seen that no individual manufacturer sells all nine injectable products that are used to treat acute agitation and aggression, although Hospira has the most comprehensive benzodiazepine offerings. There is no promotion or advertising of individual generic products by any company, and they compete mainly on price and contracts with large purchasing groups.

Despite the competitive landscape dominated by generic products, we believe Proviza has the potential to stand out as the only branded product in this space precisely optimized for speed and consistency of onset of sedation. The generic products have been available for over 30 years and are plagued with sizeable patient-to-patient variability. Based on our internal observations, Sollievo is likely the only company that has recognized the deficiencies of the current products in the agitation space and could promote the product to a concentrated user base.

Industry

The global injectable market for treating acute agitation and aggression is estimated to be $1.08B in 2021 and $1.50B in 2027, a CAGR of 4.5%. The initial target markets in the U.S. and E.U. account for 72% of global revenue.

A second indication where Proviza could be used is in treating seizure emergencies. We believe that its rapid onset and consistency could be a significant therapeutic addition for emergency services and emergency departments. The global addressable market for seizure indication in 2019 was $1.20B and is forecasted to grow to $1.58B in 2027, with a CAGR of 3.6%. The U.S. and E.U. account for 57% of global revenue.

According to third-party pricing surveys of doctors and payors, the potential advanced properties and benefits offered by Proviza may not only help Sollievo Pharmaceuticals take market share but may also increase the total revenue for both indications as a result of conservative value pricing.

Current Stage and Roadmap

Current Stage

The company has completed proof-of-concept, analytical methods, and initial formulation and process development. In addition, the viability of the product with potential users and purchasing decision-makers has been completed and demonstrated broad acceptance and use of Proviza when available. Having completed the initial development activities, we believe Sollievo is now prepared to execute a routine development and clinical plan that culminates in the approval of Proviza.

Future Roadmap

Upon funding, the company plans to scale the drug, and formulation processes to produce registration batches, preclinical supplies, and file its Investigational New Drug Application with the FDA. Upon obtaining additional funding outside of this Reg CF offering, Sollievo plans to complete the pivotal clinical study and file the NDA for product approval.

The Team

Officers and Directors

Name: Robert Schultz

Robert Schultz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: February 18, 2018 - Present
  Responsibilities: To lead a virtual company so that its first product can be developed and commercialized, or provide a suitably profitable exit for shareholders. Since its inception, Schultz has not received a salary, however, it is anticipated that upon closing of an additional financing a salary will be considered. Currently, Schultz owns 100% of the outstanding company shares.

- **Position:** Director
  Dates of Service: February 18, 2018 - Present
  Responsibilities: Provide the company with strategic direction and oversight as required by the laws of California.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the pharmaceutical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing to raise additional capital to complete the development and commercialization of our product. If we cannot raise additional equity capital, we will need to modify our growth plans or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activity, the unavailability of additional equity capital could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current capital equity raises are dependent on variants of one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that Proviza may never be approved by the FDA, or that the FDA requirements change to render the development of Proviza too long and costly to continue. Or that the product may never be used or adopted by doctors or hospital formularies. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured proof-of-concept supplies for Proviza. Delays or cost overruns in the development of Proviza and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, and regulatory hurdles. Any of these events could materially and adversely affect our ability to bring Proviza to the market.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption of reasonable product uptake and gain of market share. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market. They may have much better financial means and marketing/sales and human resources than us. Once our product niche becomes successful, they may succeed in developing and marketing competing equivalent, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Sollievo Pharmaceuticals, Inc. was formed on February 23, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay

dividends on any shares once our directors determine that we are financially able to do so. Sollievo Pharmaceuticals has incurred a net loss and has generated revenues since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Proviza is a good idea, that the team will be able to successfully market, and sell the product, and that we can price it right and sell enough to hospitals so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns two patent applications, one trademark, and two trade secrets. There is no guarantee that the patent applications will be granted, or granted with sufficient protection of our product. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, this could impact the ability of the Company to enter into sublicenses, pursue potential mergers, or be acquired by another pharmaceutical company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we

believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell Proviza is dependent on outside government regulators such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the approval and marketing of Proviza may be subject to change and if they do then the selling Proviza may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell Proviza and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

Avizafone is off-patent
The patents and the patent applications that we have covering Proviza are limited to specific injectable formulations, processes, and uses may be limited by the lack of patent protection for the active ingredient itself and other formulations and delivery technology and systems that may be developed by competitors

Regulatory Approval Process Delays and limitations
The regulatory clearance process may result in substantial unexpected delays and additional costs. In addition, other unforeseen factors and limitations on the use of Proviza may impact our ability to commercialize our product to its full extent.

Reliance on Contract Development and Manufacturing Organizations
The company will develop and commercialize Proviza in collaboration with contract developers and manufacturing organizations. The availability of these resources and scheduling of manufacturing may involve unanticipated delays and expenses. These unexpected delays and costs may prevent the company from filing its NDA on the anticipated timeline.

Delays and Limitations of the Regulatory Approval Process
The regulatory clearance process may result in substantial delays, unexpected or additional costs, and other unforeseen factors and limitations on the types and uses of Proviza that could limit our ability to commercialize Proviza to its full extent.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Schultz	10,000,000	Common Stock	100.0%
Robert Schultz	560,322	Convertible Note	

The Company's Securities

The Company has authorized Common Stock, Convertible Promissory Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Votes proportional to the number of shares owned.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Promissory Note

The security will convert into Preferred and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $30,383.56
Maturity Date: September 01, 2022
Interest Rate: 6.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: a qualified financing of $1 million

Material Rights

(a) Corporate Transaction. In the event of a Corporate Transaction prior to full payment of a Note or prior to the time when a Note may otherwise be converted (as provided herein), in lieu of any other amounts otherwise due or payable, an amount equal to one and one- half (1.5) times the then outstanding principal due on such Note plus accrued interest shall be due and payable in full prior to the closing of the Corporate Transaction.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,277,679.00
Maturity Date: September 21, 2023
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Qualified financing of at least $2M

Material Rights

Automatic Conversion upon a qualified financing of at least $2 million 15% discount to conversion price 5% interest APR 5 yr term (September 21, 2023)

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company believes it can begin generating revenue by the end of 2025. Between now and the launch of Proviza, the Company intends to raise $23 million. The financing plan encompasses the strategy that less money is raised initially, and increasingly larger amounts are raised after a significant inflection point, resulting in a substantial increase in the Company's valuation. Such an approach is believed to provide the least dilution to early investors.

1. If the Company raises its target of $1.07 million, it could operate for four months, with an average monthly burn rate of $250K. In addition, this raise allows the Company to prepare for scale-up by funding the existing development, manufacturing, analytical, legal, IP, and Reg CF expenses and fees.

2. While deploying the initial $1.07 million, the Company intends to raise an additional $4 million in a follow-on REG CF campaign. Upon receiving the additional $4 million, it is expected that the Company could operate for a further eight to ten months at an average burn rate of $420K. The Company plans to complete the next development phase, culminating with results from the first clinical trial in healthy volunteers. We believe these clinical results will be the basis for a significant inflection point in the valuation of the Company.

3. The final development phase is anticipated to take twelve months and culminates in filing the New Drug Application (NDA) to the FDA. To complete the final development phase and prepare for product launch, the Company intends to raise $25 million in a REG A+ fundraise from September 2023 through September 2024. The Company believes this raise will be sufficient to fund all activities required to support the NDA submission and commercial launch and could be done at a significant multiple of the current valuation based on the initial clinical results.

We believe that filing the NDA could result in several opportunities to fund the launch of Proviza beyond our current planned equity raise. For example, a strategic partnership, or merger/acquisition, is possible, which may decrease the amount of money needed to fund activities beyond the submission of the NDA.

If Proviza is launched on the anticipated timeline, the Company believes it will be cash flow positive within the first year of sales.

Foreseeable major expenses based on projections:

<u>Major expenses prior to the launch of Proviza between 2022 and the end 2025</u>

Development $3.150M

Scale-up $3.850M

Preclinical $1.20M

Clinical/Reg $4.50M

Personel $7.54M

**These figures are based on the Company's financial model and are representative of the cumulative totals for each expense through the 2025 fiscal year. The Company's financial model is based on experience, proposed vendor estimates, and knowledge of the timing and regulatory process.*

Future operational challenges:

Operational challenges consist of the availability of contract resources when needed, the time required to manufacture three production batches and achieve one year of stability prior to filing the NDA, and the length of the FDA review time.

Future challenges related to capital resources:

Achieving the proposed timeline will necessitate raising a total of $23 million. If the subsequent financing rounds, beyond REG CF, falter, then the company would have to scale back and delay commercialization until funds became available.

Future milestones and events:

<u>Re-initiating full development with existing contractors </u>will increase confidence in the trajectory of the company and will help to mitigate delays due to the availability of resources

<u>Completing the first clinical trial with 20 healthy volunteers </u>will be an inflection point for the company. By demonstrating the superiority of the product. This may be sufficient data to drive a partnership with a larger pharma company.

Completing the larger 120 patient pivotal study will provide another inflection point that entails initiating acquisition discussions with other pharma companies

Filing of the NDA - This will occur immediately following the completion of the pivotal clinical study and will further increase the possibility of entering acquisition or partnering negotiations.

Approval of the NDA - Provides the company with a major inflection point. The acquisition price will now increase without milestone-based payments. Additionally, the company can consider whether it is best to launch the product and demonstrate market uptake for one to two years to drive the acquisition price substantially higher.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, the company has no cash or lines of credit available. The company is raising up to $100,000 in loans to the company to fund the REG CF expenses and other company expenditures prior to drawing down funds during the raise.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the completion of early-phase analytical and process development studies that position the company to initiate a required animal study in the first half of 2023.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the viability of the company equates to our ability to raise the necessary funds

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company will have, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for four months. This is based on the projected monthly burn rate of $250K/month for expenses related to paying REG CF fees and expenses and preparing for additional fundraising, as well as funding initial development studies.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises its target of $1.07 million, it could operate for four months. The major expenses are projected to include $505,000 for process development work completed and ongoing to support the scale-up of the drug, formulation development, and analytical support, $135,000 for regulatory and project management, $50,000 for IP and corporate legal expenses, $160,000 for costs related to the crowdfunding raise, and $150,000 for repayment of loans and expenditures pertaining to subsequent crowdfunding and capital raises.

While deploying the initial $1.07 million, the Company intends to raise an additional $4 million in a follow-on REG CF campaign. Upon receiving the additional $4 million it is expected that the Company could operate for an additional eight to ten months. With a total raise of $5 million, the Company plans to complete the next phase of development which includes the following projected expenses; preclinical study at the cost of $850,000, the first clinical trial in healthy volunteers at a cost of $750,000, and the production of three drug and product manufacturing batches to support clinical, IND and NDA filings, at $1.2 million. The Company believes that completing the first clinical trial will be a significant value-creation point for the Company, leading to several less dilutive options for acquiring the funds to complete development at that time. For example, it could seek a strategic partnership or raise additional funds at a significant pre-money valuation through a REG A+ offering or a private placement.

The final development phase is anticipated to take 18 months and culminates in filing the New Drug Application (NDA) to the FDA. The filing of the NDA requires the completion of the following activities and their projected costs: a small clinical trial in patients at the cost of $1.75 million, completion of all development, manufacturing, and stability studies at $6.10 million, scaling of the organization from one to ten employees, including the Chief Financial Officer and Chief Medical Officer at the cost of $2.56 million, over 2.5 years, and regulatory/quality assurance costs of $300,000. To complete the final development phase the Company intends to raise $10 million in one or two rounds to fund all activities and personnel through filing the NDA and initial commercial readiness. We believe that filing the NDA will result in a second significant increase in the Company's value, providing several options to fund commercial readiness and product launch. For example, a strategic partnership, a merger or acquisition, a debt offering, or an equity round at a significantly higher valuation than the previous round.

If the Company launches Proviza on the anticipated timeline, the Company would expect to be cash flow positive by the middle of 2026.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The capital raise plan includes expanding the initial REG CF raise from $1.07 million to $5 million. To provide the capital to complete development and file the NDA the company plans to raise an additional $10 million in one or two equity rounds beginning in the middle of 2023, The Company believes that with the first human data and development progress, the pre-money valuation of the company would be significantly higher compared to the Reg CF raise, decreasing the dilution to all shareholders.

Indebtedness

- **Creditor:** Contract resources responsible for drug manufacturing, regulatory, and product development

Amount Owed: $665,743.00
Interest Rate: 0.0%
Maturity Date: December 31, 2022

- **Creditor:** Loans to cover expenses since January 2022
  Amount Owed: $88,000.00
  Interest Rate: 8.0%
  The amount of the debt plus interest will be repaid as the company raises funds and is not tied to a specific date.

- **Creditor:** Convertible notes to founder
  Amount Owed: $1,277,679.00
  Interest Rate: 5.0%
  Automatic conversion of upon closing of a Qualified Financing (Series A or equivalent) of at least $2,000,000, with a discount to the share price of 15%

- **Creditor:** Convertible note
  Amount Owed: $30,506.85
  Interest Rate: 6.0%
  Maturity Date: January 11, 2023
  Automatic conversion upon closing of Qualified Financing (Series A or equivalent) of at least $1,000,000, with a 10% discount to the share price.

Related Party Transactions

- **Name of Entity:** Robert K. Schultz
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: From April 1, 2018, through April 1, 2022, the Company issued nineteen promissory notes to the founder and the major shareholder, Robert K. Schultz in the aggregate amount of $1,125,131.
  Material Terms: The notes bear an interest rate of 5% per annum and a maturity date of September 21, 2023. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is $1,117,474 and $1,076,659, respectively and the entire amount has been classified as a non-current liability

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

Sollievo Pharmaceuticals, Inc. ("Sollievo Pharmaceuticals" or the "Company") determined its pre-money valuation based on an analysis of the following factors:

<u>Comparable Company Analysis</u>

The pre-money valuation was established using several parameters. The first estimate was an evaluation of the pre-money deal comps for companies listed in PitchBook that were pre-revenue and in the sedative or injectable solutions space.

The search was further narrowed to those companies listed as either start-ups or in a product development phase without clinical results. Four companies were selected that met this criterion and the average pre-money, or initial funding, was calculated at $27 million.

1. PACIRA is the leading provider of non-opioid pain management and regenerative health solutions dedicated to advancing and improving patient outcomes. Pacira applies its proprietary drug delivery injectable technologies to existing drugs to enable them to address pain management. As an early-stage VC-funded company, it raised $88 million in a Series A round at a pre-money valuation of $40 million in October 2018.

2. SAGENT is a customer-focused company, delivering an extensive portfolio of injectable products and fulfilling the evolving needs of the patients we serve through our unique network of global resources. These include both generic and branded products. In September 2007, as an early-stage company, they raised $53 million in a Series A round with a pre-money valuation of $16 million.

3. PHARMASCIENCES (formerly Uman Pharma) is a leading manufacturer of generic, branded, and over-the-counter injectable and oral pharmaceuticals, serving both the Canadian domestic and international markets. As a start-up in November 2011, Uman Pharma raised $25.7million in a private investment from CFR Pharmaceuticals.

4. PAION was founded in 2000 with a first funding round of $27 million for the development of Desmoteplase. Since its inception, the company has focused on the clinical development of CNS compounds. PAION took over the development of a short-acting intravenous benzodiazepine, Remimazolams, a pre-IND candidate, in 2008. The company raised $24 million in 2012 to accelerate development and another $73 million in 2014, demonstrating the rapid rise in the value of a new benzodiazepine

<u>Abbreviated Regulatory Pathway</u>

Avizafone (the drug in Proviza) is a prodrug of an already approved drug in the U.S. and, therefore, qualifies to use the abbreviated 505(b)(2) NDA process. Besides saving the company substantial time and money, approval of a new chemical entity by the 505(b)(2) pathway qualifies the product for marketing exclusivity of five years. During that time, the FDA could not approve a generic competitor. The exclusivity period is independent of whether or not there is a valid patent on the drug, product, or its use.

Introduced by the Hatch-Waxman Amendments of 1984, the 505(b)(2) pathway is to avoid unnecessary duplication of research for the approval of a clinically significant improvement to a previously approved drug by allowing for the use of data not developed by the NDA applicant. 505(b)(2) submissions can be advantageous because they can often lead to a faster route to approval when compared to traditional development pathways such as 505(b)(1) NDA while creating new, differentiated products with commercial value.

A written response from the FDA regarding Sollievo's pre-IND (Investigational New Drug) meeting package was received on October 15, 2019, before substantial program activity was initiated. The letter indicated the applicability of the 505(b)(2) NDA process; the company could rely on the safety and efficacy data for the approved drug. However, since avizafone is a new chemical entity not approved in the U.S., the company would be required to perform a short preclinical program.

Using the abbreviated regulatory process allows Sollievo the opportunity to gain approval for Proviza in a fraction of the time and cost it takes for a novel drug. In addition, the shorter development time contributes significantly to the company's pre-money valuation.

Proof-of-Concept Complete

Unlike many early-stage companies, Sollievo has already acquired the data to support the rapid and consistent absorption of the drug from an intramuscular injection. Furthermore, preclinical studies demonstrated that using the anticipated formulation approach could accelerate avizafone absorption from the muscle faster than anticipated.

Roche originally developed Avizafone in the late 1970s. It was used in the first gulf war as a component of the French and English militaries' nerve gas antidote. They were looking for a water-soluble, fast-acting benzodiazepine compatible with two other drugs in the autoinjector formulation. The autoinjector product has a C.E. mark and is indicated for organophosphate poisonings in the U.K. and E.U.

In 2009, Abarra et al. published Bioavailability of diazepam after intramuscular injection of its water-soluble prodrug alone or with atropine-pralidoxime in healthy volunteers. Br J Pharmacol. 2009 Aug;157(8):1390-7. The results of this paper demonstrated that the median time to the peak blood level was 50% faster for avizafone compared to the parent drug diazepam. Even more astonishing was that the median for the 20 volunteers ranged from 0.5 to 1 hour and 0.5 to 96 hours for avizafone and diazepam, respectively.

In the fall of 2019, Sollievo conducted two preclinical studies to determine the impact of formulation on the rapidity of avizafone absorption and initiation of sedation. Compared to a standard intramuscular formulation, the "turbocharged" version's absorption rate was four times greater, and the initiation of sedation occurred more than four times faster.

Both clinical and preclinical confirmation of the proof-of-concept, coupled with the known safety and efficacy of the drug, demonstrates that the company is beyond feasibility and has entered the product development phase.

Milestones Achieved

Since its inception, the company has spent over $1.2 million on the development of Proviza. The following studies and milestones have been completed, indicating that the acceptance, use, pricing, manufacturing, and regulatory pathway for Proviza will meet the product profile requirements.

A third-party market research study of 50 emergency medicine physicians confirmed that 76% would use Proviza if available today and 22% after seeing clinical data. The study also indicated that the physicians would use Proviza in 60% of their cases.

A pricing study was completed through a consulting group with extensive experience in this area. This study involving directors of hospital pharmacies indicated that the significant benefits of Proviza could establish a basis for a substantial price premium over the generic products available today.

A patent-pending manufacturing approach that consolidated a five-step process into three with substantially higher yields has achieved feasibility and is ready to scale. In addition, a world-class FDA-inspected drug manufacturer was identified to produce the drug in Canada.

A formulation approach has proven to significantly improve the room temperature storage stability of Proviza compared to the military formulation. Currently, the military autoinjector formulation must be refrigerated, and once removed from the refrigerator, the product must be used within six months. Using the Proviza formulation approach, the room temperature stability of greater than one year is achievable.

An FDA pre-IND meeting was completed and indicated that an abbreviated approval path was possible for Proviza, decreasing the cost and time to bring Proviza to the marketplace.

Analytical and bioanalytical methods have been established to support product development. In addition, the bioanalytical method has been validated for two species in preparation of upcoming preclinical studies.

Application to COVID or Future Pandemics

In 2020-2021, at the peak of the COVID pandemic, there was a shortage of drugs used to sedate patients before putting them on a ventilator. Midazolam is the drug of choice for this application. A new program at the USPTO granted priority review for any applications that addressed the COVID crisis. Sollievo's method of use application was granted priority review as it could replace midazolam should another shortage occur in the future.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of securities authorized and outstanding.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,240,143.13 in CONVERTIBLE SECURITIES outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  49.0%
  These funds will be used to complete the preliminary formulation and process development of Proviza. Analytical methods will be validated or qualified, and the filling process for each syringe or vial will be finalized.

- *Operations*
  18.0%
  These funds will be used to support Regulatory Affairs and Project Management. Also manufacturing strategy and contract management

- *Corporate Services/Legal/IP*
  7.0%
  Corporate services include accounting, insurance, corporate legal, and intellectual property costs.

- *Crowdfunding expenses and fees*
  12.5%
  These funds will be used to cover the cost of running the crowdfunding campaign. Including, social media and marketing, video production, CPA review, and platform fees. A

- *Loan repayments*
  8.0%
  These funds will be used for payment to debt holders that provided working

capital to Sollievo to pay for IP and crowdfunding expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://sollievopharm.com (It will be made available in the Investor Tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sollievo-pharmaceuticals

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sollievo Pharmaceuticals, Inc

[See attached]

SOLLIEVO PHARMACEUTICALS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Sollievo Pharmaceuticals, Inc.
San Juan Capistrano, California

We have reviewed the accompanying financial statements of Sollievo Pharmaceuticals, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 17, 2022
Los Angeles, California

SOLLIEVO PHARMACEUTICALS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	153	$	1,157
Total Current Assets		**153**		**1,157**
Total Assets	**$**	**153**	**$**	**1,157**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	711,631	$	655,821
Current Portion of Convertible Notes		25,000		-
Shareholder Loan		35,593		-
Total Current Liabilities		**772,225**		**655,821**
Convertible Notes		1,117,474		1,101,659
Accrued Interest on Convertible Notes		135,416		79,160
Total Liabilities		**2,025,115**		**1,836,640**
STOCKHOLDERS EQUITY				
Common Stock		1,000		1,000
Retained Earnings/(Accumulated Deficit)		(2,025,962)		(1,836,483)
Total Stockholders' Equity		**(2,024,962)**		**(1,835,483)**
Total Liabilities and Stockholders' Equity	**$**	**153**	**$**	**1,157**

See accompanying notes to financial statements.

SOLLIEVO PHARMACEUTICALS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	56,784	775,004
Research and Development	76,439	334,337
Total operating expenses	133,223	1,109,341
Operating Income/(Loss)	(133,223)	(1,109,341)
Interest Expense	56,256	54,668
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(189,478)	(1,164,009)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (189,478)**	**$ (1,164,009)**

See accompanying notes to financial statements.

SOLLIEVO PHARMACEUTICALS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	10,000	**$ 1,000**	**$ (672,474)**	**$ (671,474)**
Net income/(loss)			(1,164,009)	(1,164,009)
Balance—December 31, 2020	10,000	1,000	$ (1,836,483)	**$ (1,835,483)**
Net income/(loss)			(189,478)	(189,478)
Balance—December 31, 2021	**10,000**	**$ 1,000**	**$ (2,025,962)**	**$ (2,024,962)**

See accompanying notes to financial statements.

SOLLIEVO PHARMACEUTICALS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(189,478)		###########
Changes in operating assets and liabilities:				
Accounts Payable		55,811		655,821
Accrued Interest on Convertible Note		56,256		54,668
Net cash provided/(used) by operating activities		**(77,412)**		**(453,521)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Convertible Notes		40,815		454,205
Borrowing on Shareholder Loan		35,593		-
Net cash provided/(used) by financing activities		**76,408**		**454,205**
Change in Cash		(1,004)		684
Cash—beginning of year		1,157		473
Cash—end of year	**$**	**153**	**$**	**1,157**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Sollievo Pharmaceuticals Inc. was incorporated on February 23, 2018, in the state of California. The financial statements of Sollievo Pharmaceuticals Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Juan Capistrano, California.

We innovate to teach old drugs new tricks by producing solutions to unmet medical needs. Proviza®, our first product, uniquely addresses the skyrocketing injury rates among doctors and nurses when treating acutely agitated and violent patients. When Minutes Matter, Proviza's rapid sedation will lower injury risk, improve workplace safety, and decrease the rising hospital costs of treating patients with forty year old technology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

Sollievo Pharmaceuticals Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its drugs products.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 17, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000 shares of Common Shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 10,000 shares have been issued and are outstanding.

4. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note- Robert C. Busch	$ 25,000	6.00%	01/11/2019	01/11/2022	1,500	4,459	25,000		29,459	1,500	2,959	-	$ 25,000	27,959
Convertible Note- Robert K. Schultz	$ 23,756	5.00%	04/01/2018	09/21/2023	1,188	4,458		23,756	28,214	1,188	3,271		$ 23,756	27,027
Convertible Note- Robert K. Schultz	$ 6,845	5.00%	07/01/2018	09/21/2023	342	1,199		6,845	8,044	342	857		$ 6,845	7,702
Convertible Note- Robert K. Schultz	$ 18,435	5.00%	10/01/2018	09/21/2023	922	2,998		18,435	21,433	922	2,076		$ 18,435	20,511
Convertible Note- Robert K. Schultz	$ 83,027	5.00%	01/01/2018	09/21/2023	4,151	16,605		83,027	99,632	4,151	12,454		$ 83,027	95,481
Convertible Note- Robert K. Schultz	$ 101,784	5.00%	04/01/2019	09/21/2023	5,089	14,013		101,784	115,796	5,089	8,923		$ 101,784	110,707
Convertible Note- Robert K. Schultz	$ 79,593	5.00%	07/01/2019	09/21/2023	3,980	9,965		79,593	89,558	3,980	5,986		$ 79,593	85,579
Convertible Note- Robert K. Schultz	$ 139,400	5.00%	10/01/2019	09/21/2023	6,970	15,697		139,400	155,097	6,970	8,727		$ 139,400	148,127
Convertible Note- Robert K. Schultz	$ 190,889	5.00%	01/01/2019	09/21/2023	9,544	28,633		190,889	219,523	9,544	19,089		$ 190,889	209,978
Convertible Note- Robert K. Schultz	$ 156,271	5.00%	04/01/2020	09/21/2023	7,814	13,679		156,271	169,950	7,814	5,866		$ 156,271	162,137
Convertible Note- Robert K. Schultz	$ 162,371	5.00%	04/01/2020	09/21/2023	8,119	14,213		162,371	176,584	8,119	6,094		$ 162,371	168,465
Convertible Note- Robert K. Schultz	$ 87,872	5.00%	07/01/2020	09/21/2023	4,394	6,596		87,872	94,469	4,394	2,203		$ 87,872	90,075
Convertible Note- Robert K. Schultz	$ 17,715	5.00%	10/01/2020	09/21/2023	886	1,107		17,715	18,822	221	221		$ 17,715	17,936
Convertible Note- Robert K. Schultz	$ 8,701	5.00%	01/01/2020	09/21/2023	435	870		8,701	9,571	435	435		$ 8,701	9,136
Convertible Note- Robert K. Schultz	$ 12,424	5.00%	04/04/2021	09/21/2023	461	461		12,424	12,885					
Convertible Note- Robert K. Schultz	$ 15,870	5.00%	07/01/2021	09/21/2023	398	398		15,870	16,268					
Convertible Note- Robert K. Schultz	$ 5,125	5.00%	10/01/2021	09/21/2023	64	64		5,125	5,188					
Convertible Note- Robert K. Schultz	$ 7,396	5.00%	01/01/2021	09/21/2023	369	369		7,396	7,765					
Total	$ -				$ 56,256	$ 135,416	$ 25,000	$ 1,117,474	$ 1,270,494	$ 54,668	$ 79,160	$ -	$ 1,101,659	$ 1,180,819

The convertible notes are convertible into Preferred Stock at a conversion price. The conversion price is defined as 85% of the price paid for the Preferred Stock by the other investors. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

5. RELATED PARTY

From April 1, 2018, through April 1, 2022, the Company issued nineteen promissory notes to the founder and the major shareholder, Robert K. Schultz in the aggregate amount of $1,125,131 and has maturity date set on September 21, 2023. The notes bear an interest rate of 5% per annum. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is $1,117,474 and $1,076,659, respectively and entire amount has been classified as non-current liability.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 17, 2022, which is the date the financial statements were available to be issued.

On April 1, 2022, the Company issued two convertible promissory notes to the founder and the major shareholder, Robert K. Schultz in the aggregate amount of $7,657. The note bears an interest rate of 5% and has a maturity date set on September 21, 2023.

On June 6, 2022, the Board resolution approved a stock split in proportion 1,000:1. The Company is now authorized to issue from 20,000 shares to 20,000,000 shares. On June 17, 2022, the total number of shares issued and outstanding is 10,000,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $133,223, an operating cash flow loss of $77,412, and liquid assets in cash of $153, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Sollievo Pharmaceuticals

When Minutes Matter


Fast-Acting Sedatives for
Improved Healthcare Safety
SOLLIEVO
Pharmaceuticals, INC.
Caution: New Drug - Limited by Federal law to investigational use

Website | San Juan Capistrano, CA | PHARMACEUTICAL

Sollievo Pharmaceuticals is seeking to improve safety for healthcare staff with our first product, Proviza. Proviza is a fast-acting sedative developed to address the rising incidence of injuries and abuse to healthcare staff when treating agitated and aggressive patients. Sollievo Pharmaceuticals is pre-revenue and in the development and scale-up stages.

$35,202 raised

36 Investors	$20M Valuation
$2.00 Price per Share	$400.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 16 | Comments | Follow

Reasons to Invest

- 7 out of 10 emergency physicians say emergency department violence is increasing and half have been physically assaulted at work. Proviza was developed to address this public health crisis.*
- We believe Sollievo has the potential of disrupting an estimated $1.2B global market by introducing one of the fastest and most consistent intramuscular sedatives available to emergency departments struggling to control violent and aggressive patients.**
- An abbreviated development pathway - modifying an existing approved drug provides the potential for a shorter investment horizon compared to traditional drug development.***

*Information provided by the American College of Emergency Physicians (source)
**Market statistics obtained from Transparency Market Research, "Acute Agitation and Aggression Treatment Market: Global Industry Analysis, Size, Share, Growth, Trends, and Forecast, 2019–2027"
***Information provided by the U.S. Food & Drug Administration and Premier Consulting (source, source)

In Emergency Healthcare Environments, *Minutes Matter*

Sollievo Pharmaceuticals is positioned to introduce **one of the first new innovations in injectable benzodiazepines** in decades with our debut product **Proviza**®. Aimed at addressing the skyrocketing injury rates among doctors and nurses when treating acutely agitated and violent patients, Proviza's rapid sedation has the potential to **lower injury risk**, **improve workplace safety**, and **decrease associated hospital costs**.


Introducing
Proviza®
Fast Sedation,
Predictable Performance
One of the First New Innovations in
Injectable Benzodiazepines in Decades

Proviza® is currently in the prototype and development stage and is not currently not available for general use.

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Sollievo Pharmaceuticals:

$200+ Investment
StartEngine Owner's Bonus
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$500+ Investment
Company Bonus
Invest $500+ and receive 5% bonus shares.

$1,000+ Investment
Silver Bonus
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$5,000+ Investment
Gold Bonus
Invest $5,000+ and receive 15% bonus shares.

$10,000+ Investment
Platinum Bonus
Invest $10,000+ and receive 20% bonus shares

Benzodiazepines entered the market in the 1960s and have since been used to relax and sedate patients, yet little innovation towards the development of new intramuscular drugs or delivery methods to improve the time or variability in the onset of sedation has taken place since then. (source)

At Sollievo, we believe it's time for a change, and with our proprietary approach, frontline healthcare staff can maintain a safer environment with Proviza's **fast intramuscular absorption**, **rapid sedation, and medium duration**.

THE PROBLEM

Emergency Department Violence is a Growing Health Crisis

Violence against healthcare workers is **a national health crisis**, and according to firsthand reports, has continued to get worse. The American College of Emergency Physicians cites that 7 out of 10 emergency physicians report an increase in emergency department violence, with 80% of the pool surveyed citing **an impact on patient care** as a result. (source)

In addition to affecting patient care, violence in healthcare environments is **costly for hospitals** and **harmful to frontline staff**. ER nurses are injured at a rate **5x greater** than other major industries, with **25% of psychiatric nurses** experiencing disabling injuries from patient assaults at some point in their career.


7 OUT OF 10 EMERGENCY PHYSICIANS SAY
Emergency Department Violence Is Increasing
Dangerous For The Staff
Harmful For The Patient
Costly For The Hospital

Video clips from Royal Melbourne Hospital. (source, source, source)

Sollievo believes our solution can directly reduce this incidence of verbal and physical abuse that healthcare staff experience daily.

THE SOLUTION

Proviza Can Deliver Fast Sedation for Improved Healthcare Staff Safety

Sollievo is dedicated to improving workplace safety for our frontline ER healthcare professionals tasked with treating agitated and violent patients.

We believe our benzodiazepine product, Proviza, can deliver the fastest-acting intramuscular sedative in its class, with our research demonstrating **a four-fold faster median time to peak concentration than the leading market solution** (Lorazepam) and a 15-fold reduction in patient-to-patient variability.

Median (—) and Range for the Time to Peak Blood Levels for Avizafone Compared to Lorazepam


Hours
9
8
7
6
5
4
3
2
1
0
Avizafone[a,b]
Lorazepam[c]

[a] Avizafone is the active ingredient in Proviza
[b] Abarra, C., *Br. J. of Pharmacology* (2009) **157** 1390-1397, [c] Wermeling, D.P.H., *Journal of Clinical Pharmacology*, 2001;41:1225-1231

Faster and consistent time to sedation of violent patients **requires rapid and consistent drug delivery to the bloodstream.**


SOLLIEVO
Onset Of Sedation
IN MINUTES
Proviza 5-10
Diazepam 15-30
Lorazepam 20-30
Haloperidol 20-40

Proviza performance is anticipated based on previous preclinical and clinical studies of Avizafone, the active ingredient in Proviza.

Sollievo's proprietary technology is key to turbocharging Proviza's absorption from the injection site. Avizafone, the active ingredient in **Proviza, is an extremely water-soluble drug**. In contrast, the other intramuscular injectable benzodiazepines, are highly **water-insoluble**.

When injected into the muscle, these insoluble drugs prefer the comfort of the muscle and fat tissue at the injection site. Therefore, absorption from the muscle tissue is slow, leading to large patient variability in the blood levels and the onset of sedation.

Avizafone ignores the tissues surrounding the injection site, flying from the muscle into the more friendly bloodstream. There, it is rapidly converted by natural enzymes in the blood to Diazepam, an FDA-approved, efficacious, and safe benzodiazepine.


INJECTION
Fast Absorption
BLOODSTREAM
BRAIN
Rapid Transport
Enzyme
AVF
Muscle
AVF
Diazepam
Blood-Brain
Diazepam
+
Lysine

Another potential advantage of Proviza beyond fast sedation and predictable performance, is that it provides a useful **duration of action** lasting between **2-4-hours**. In contrast, the duration of sedation for Lorazepam of 6-8 hours may interfere with timely diagnosis and treatment of the patient (source).

THE MARKET

Sollievo Pharmaceuticals is Aiming to Disrupt a $1.2B Market

On average, current injectable sedatives take between 15-40 minutes for effects to act. Proviza's target onset of action is **less than 10 minutes**, which we believe is a game-changing solution to reduce injury risk to the ER staff when treating violent patients.


Global Intramuscular Acute Agitation & Aggression Treatment Market
$1.2 Billion (5.1% CAGR)
76% of Emergency Physicians
stated that they would prescribe Proviza as soon as it became available.

Market statistics obtained from Transparency Market Research, "Acute Agitation and Aggression Treatment Market: Global Industry Analysis, Size, Share, Growth, Trends, and Forecast, 2019–2027"

Sollievo believes Proviza is the product to disrupt the sedative and antipsychotics markets. The **global intramuscular acute agitation and aggression treatment market** is estimated at **$1.2B*** and is predicted to have a **CAGR of 5.1%**.

**Market statistics obtained from Transparency Market Research*

When presented with the drug's product profile, **emergency physicians** that we've spoken to have stated that, when available, they **would prescribe Proviza in 60% of their cases**.


OF THE EMERGENCY PHYSICIANS WE'VE SPOKEN WITH
Their Projected Use of Proviza is Twice That of the Leading Market Product

OUR TRACTION

Fast Track Examination Granted & Two Patents Pending

Since the start of 2022, **six more states have passed or initiated legislation** intended to protect healthcare workers from workplace violence. The awareness of the need for solutions to this epidemic is growing daily, validating the need for the unique solution that Proviza will be able to provide.

Currently, Sollievo Pharmaceuticals has **two patent applications pending**. The first is for the manufacturing process of the drug substance, with the second for a method of use to treat acute agitation and aggression.

Sollievo was **granted fast-track examination** of its method of use application by the USPTO for Proviza's potential role in treating COVID-19 patients.

We additionally have engaged senior commercial and marketing advisors to facilitate the integration of the company's regulatory, clinical, and commercial strategies to best position Proviza for launch and rapid market penetration.

WHY INVEST

Help Us Provide a Risk-Reducing Therapeutic Solution to our Frontline Healthcare Workers

We want Sollievo to be recognized as a bold leader overcoming the inertia of the pharma industry to find new solutions, while increasing the awareness of the plight of ER nurses, doctors, and other healthcare professionals.

In our view, the benefits of Proviza have the potential to disrupt the existing market, providing improved care for acutely agitated & aggressive patients. Help us support the medical community at large as we seek to provide a risk-reducing therapeutic solution to our frontline healthcare workers.



SOLLIEVO
Pharmaceuticals, INC.
"When Minutes Matter..."
Delivering fast-acting sedation of agitated & aggressive patients and improving the safety of the staff & patients in the emergency department

---

Caution: New Drug - Limited by Federal law to investigational use

February 2018

Our Company Launches!

Sollievo Pharmaceuticals was formed to teach old drugs new tricks enabling them to meet significant unmet medical needs

October 2019

FDA pre-IND meeting

The FDA provided guidance and feedback on Sollievo's development plan and regulatory pathway

January 2020

Superior performance

In a preclinical model, a pilot Proviza formulation increased the rate of absorption 4X and as much as 15X more than the reported literature value.

March 2021

Proprietary manufacturing method achieved

A proprietary, patent-pending, cost-effective avizafone manufacturing process demonstrated superiority over existing processes. With analytical support to prevent infringers.

July 2022

Launched on StartEngine

Now YOU can own a part of our company!

November 2023

Anticipated first clinical study is completed

A first clinical study in 20 healthy volunteers will provide evidence supporting fast and consistent avizafone absorption and rapid onset-of sedation

October 2024

Anticipated patient clinical trial is completed

The clinical trial to demonstrate Proviza's safety and efficacy in 120 patients suffering acute agitation due to alcohol withdrawal is completed.

November 2024

Anticipated submission of the New Drug Application

Upon completion of the pivotal trial, the NDA can be finalized and submitted to the FDA

October 2025

Anticipated FDA approval to market Proviza

Sollievo will be granted the ability to sell Proviza in the U.S. The approval in selected EU countries is projected to be within three months of U.S. approval.

In the Press

CEOWORLD Magazine

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Meet Our Team



Robert Schultz, Ph.D.

President and CEO, Director

Dr. Schultz has held progressively significant responsibilities in both scientific and executive management positions during his 40-year career in the pharmaceutical and medical device industries. His development and commercial experience range from oral, inhalation, and liquid dosage forms. As President of REVA Medical, he lead the company to the approval of Fantom, the first fully radiopaque drug-eluting bioresorbable coronary scaffold. His expertise in developing combination products, and proven ability to lead internal and external resources in the startup environment provides Sollievo with the practical and strategic leadership it needs to navigate the drug development and commercial processes.



Peter Schineller

Commercial Strategic Advisor

During his 35-year career, Mr. Schineller has held executive positions, CMO, SVP, and CCO at major pharmaceutical companies, including Novartis, Abbott, and Pfizer. He co-founded Veras Pharmaceuticals where he was the CCO. Novartis acquired the Veras product line. Mr. Schineller's success in commercializing drug products makes him an ideal advisor to guide the company's marketing and commercial launch strategies to ensure the successful uptake of its lead product Proviza.

With Sollievo, Peter works on average 1 hour per week and on an as-needed basis.



Steve King, BPharm

Business Development

Experienced Senior Manager with a 30-year history of working in the Pharmaceutical industry. Strong professional skills in Business Development, Alliance Management, Licensing, CMC Outsourcing, Biotechnology, Drug Development, and Pharmaceutical Project Management. Steve is responsible for identifying, sourcing, and contract negotiations with potential manufacturing partners and suppliers.

Steve has been working with Sollievo for the past year

Offering Summary

Company	Sollievo Pharmaceuticals, Inc
Corporate Address	32452 Spyglass Court, San Juan Capistrano, CA 92675
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$400.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	535,000
Price per Share	$2.00
Pre-Money Valuation	$20,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first four weeks and receive 20% bonus shares.

Early Bird Bonus

Invest in weeks five & six and receive 15% bonus shares.

Amount-Based:

Company Bonus

Invest $500+ and receive 5% bonus shares.

Silver Bonus

Invest $1,000+ and receive 10% bonus shares.

Gold Bonus

Invest $5,000+ and receive 15% bonus shares.

Platinum Bonus

Invest $10,000+ and receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine OWNer's Bonus

Sollievo Pharmaceuticals, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares of Common Stock for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Three Year Development Path

2 days ago



Proviza in 3 years
Drug discovery and development timeline
1 Compound
Watch on YouTube

We're making strides for a safer healthcare environment and you can too.

3 days ago



SOLLIEVO
Pharmaceuticals, INC.
Help Us Create
A Safer Healthcare
Environment
Invest Today!

The time delay between adminsitering a sedative and when the violent patient is calm impacts the safety of the ER. One of the most common reasons for staff is patient induced violence. Sollievo Pharmaceuticals is working to provide consistent, fast-acting intramuscular sedatives available for all appropriate healthcare settings!

We're developing one of the fastest acting intramuscular solutions on the market today. Proviza® shows promise as a fast-acting, effective way to ease the agitation and aggression associated with acute psychiatric disorders.

Proviza® has the potential of disrupting a $1.2B global industry, by outperforming the leading competitors on the market today. Emergency room physicians we've polled have stated when available they would prescribe Proviza® in 60% of their cases, which would be more than twice the amount of the leading product currently in use!

Proviza®'s target onset of action in 5 - 10 minutes is astonishing: current competing products can take up to 40 - a game-changing solution to reduce injury risk to the ER staff when treating violent patients.

We're making strides for a safer healthcare environment, and you can too. Visit our crowdfunding raise on StartEngine to learn more.

Warmly,

Robert Schultz, Ph.D.

Sollievo Pharmaceuticals Mission

8 days ago



Sollievo's Mission
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We're making strides for a safer healthcare environment and you can too.

13 days ago



SOLLIEVO
Pharmaceuticals, INC.
Join Our Investor Community Today!
start engine
CAUTION:
New drug limited by Federal law to investigational use only

Hello Sollievo Community!

Sollievo Pharmaceuticals is working to make the most consistent, fast-acting intramuscular sedative available for all appropriate healthcare settings!

We're disrupting the billion dollar sedation market in order to improve workplace safety for nurses and staff confronted daily with treating violent patients.

Why Invest?

- Proviza, the first new proprietary product designed for consistent, rapid intramuscular sedation in 30+ years.
- 75% of physicians are likely to prescribe Proviza if it were available today. (3rd party market survey)
- Short FDA approval pathway - one-third the time at 15% the cost of traditional product approvals.

We're making strides for a safer healthcare environment, and you can too. Visit our crowdfunding raise on StartEngine to learn more.

Warmly,

Robert Schultz, Ph.D.

CEO

Sollievo Pharmaceuticals

*Caution: New drug limited by Federal law to investigational use only

The Three Most Asked Questions

16 days ago

Why is this better than the traditional meds that have long-standing data behind them?

In treating acutely combative and agitated patients, the difference between 10 and 30 minutes is quite significant. Imagine 4-5 staff members physically restraining an angry, out-of-control patient for 30 minutes. Indeed, it would be exhausting, and every minute a patient can lash out increases the risk of injury to a staff member. The problem is that the performance of these 30+-year-old products, when injected into the muscle, is too variable. Depending on the situation, 20-50% of patients are not sedated by 20 minutes using the current drugs. Sollievo's solution is to fix the main problem - inconsistent absorption. This was accomplished by modifying an approved drug that races out of the muscle. Once in the bloodstream, it is rapidly converted into the original 40-year-old drug with a well-established safety and efficacy profile. So it's somewhat a ***"back to the future"*** approach.

How do you know there is a need for your product?

I knew that the emergency department (ED) had become one of the most dangerous places to work. Rates of physical abuse in ED and psychiatric hospitals are skyrocketing and still underreported. Burnout is common in this highly stressful workplace, leading to higher staff turnover. So it seemed like a good opportunity for an improved injectable sedative. I challenged this assumption using a third-party survey of 50 board-certified emergency medicine physicians. The survey results were illuminating. **76%** of the physicians indicated that if Sollievo's product were available, they would use it today. Why such a desire for something better to treat acutely agitated and violent patients? The physicians recognized that the performance of the current drugs did not sufficiently protect staff or the patient from injuries. There are specific reasons why the existing products cannot be expected to provide consistent and rapid sedation any better than they do now. That's why Sollievo is uniquely working on a solution that overcomes these limitations and provides a product that benefits the caregiver as much as the patient.

Doesn't it take many years and billions of dollars to develop a new drug? How long before we could see Proviza approved for sale?

You are correct if considering traditional drug discovery and development. The latest estimates put the cost between $1 -$2 billion and 10 -15 years to bring a new drug to the market. However, in 1983 Congress passed a law that allowed a company developing a modification of an existing drug to rely on the safety and efficacy of the original drug. Not having to repeat the costly development process meant a modified drug could be brought to the market in a fraction of the time and cost. As a result, improving the performance of existing drugs is a highly successful, low-risk approach used by many companies. In 2020, 64% of all approved New Drug Applications (NDAs) were for modified or repurposed existing drugs [source] Sollievo is taking advantage of this shortened development pathway and is targeting **three years** for development and FDA approval.

How Long is 30 Minutes?

21 days ago


R
VE Project 1 3
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Sollievo Pharmaceuticals is Aiming to Disrupt a $1.2B Market.

22 days ago


SOLLIEVO
Pharmaceuticals, INC.
IS AIMING TO DISRUPT A $1.2B MARKET!
Invest Today!
start engine

Sollievo Community,

Emergency physicians and EMS personnel are on the front lines of a public health crisis!

Studies have found that emergency department violence is on the rise: 7 out of 10 emergency physicians say this violence is increasing, and half have been physically assaulted at work.

Sollievo's pharmaceuticals Proviza shows promise as a fast-acting, effective way to ease agitation and aggression associated with acute psychiatric disorders.

We believe, once approved, Proviza has the potential of disrupting a billion dollar global market by introducing one of the fastest acting intramuscular solutions compared to competitors on the market today.

The time required for sedation to take effect is vital to emergency room safety. One of the most common reasons for staff injuries and patient deaths in the ER is patient induced violence.

The longer it takes for a patient to be sedated, the greater the risk that they will need to be physically restrained and placed on a hold.

Proviza's target onset of action in 5 - 10 minutes compared to competitors that can take up to 40 - we believe this is a game-changing solution to reduce injury risk to the ER staff when treating violent patients.

What are you waiting for? Invest in a safer future by joining Sollievo Pharamaceutical's community of early investors on StartEngine today.

Warmly,
Robert Schultz, Ph.D.
CEO
Sollievo Pharmaceuticals

Last Chance to Earn Early Bird Perks!

about 1 month ago


LAST DAY FOR
EARLY BIRD PERKS!
Become an early investor in
SOLLIEVO
Pharmaceuticals, INC.
Invest Today!
start engine

Hello Sollievo Community!

This is your last chance to earn exclusive early bird perks! As you may have heard, we're conducting a Reg-CF equity crowdfunding campaign on StartEngine.

Who doesn't love a good deal? Invest early and receive more shares at a discount while the offer is still available!

Sollievo Pharmaceuticals is working to overcome the limitations of current sedatives by creating a new, consistently fast-acting product that can be available in all appropriate healthcare settings!

Why Invest?

- Billion dollar acute agitation and aggression treatment market.
- First new proprietary product designed for consistent, rapid intramuscular sedation in 30+ years.
- Short FDA approval pathway - shorter time for a potential return on investment
- **Emergency physicians** that we've spoken to have stated that, when available, they **would prescribe Proviza in 60% of their cases.**

Warmly,

Robert Schultz, Ph.D.

Emergency Department Nurses

about 1 month ago

The famous author James Patterson with Matt Eversmann have written a book, appropriately titled E.R. NURSES. There are stories, told by the nurses themselves, of successes and heartbreaking losses. Many of the stories focus on the abuse E.R. nurses face almost daily. You can read a review of the book **HERE**

If you wonder why Sollievo has chosen to develop a product designed to reduce the risk of injury when dealing with combative patients, the book provides the answer.


Quarterbacks are paid to take abuse - ER nurses are not
SOLLIEVO
Violence in healthcare is a national epidemic

Download Our Pitch Deck!

about 1 month ago



Download Our
Free Pitch Deck!
SOLLIEVO
Pharmaceuticals, INC.
ADDRESSING A PUBLIC HEALTH CRISIS:
VIOLENCE IN THE EMERGENCY DEPARTMENT
Invest Today!
start engine

Hello Sollievo Community!

Want to learn more about us? We have a pitch deck that holds all the information you need to know about Sollievo Pharmaceuticals!

Why you should check it out:

Sollievo Pharmaceuticals is working to provide consistent, fast-acting intramuscular sedatives available for all appropriate healthcare settings.

We're currently conducting a **Reg-CF** equity crowdfunding campaign on StartEngine in hopes of adding to our growing investor community.

Sounds intriguing? Request our pitch deck to learn more!

We'd love it if you could spread the word to your network so they can join us in improving the **billion-dollar market** while striving to protect doctors and nurses.

Warmly,

Robert K. Schultz, PhD

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Mark B. 4 INVESTMENTS a month ago
There is definitely a need for better sedation delivery in the ED and within the hospital as well.. I'm curious, if your pitch is quick onset and water solubility of the medication, why are you charting/comparing Avizafone to the longer onset Benzodiazepines (like lorazepam and diazepam), and not Midazolam which has a rapid onset of just a couple and is also water soluble...? Seems like Midazolam would be the better comparison in market competition. Do you all have data comparing these two? Is the variability of peak concentration in Avizafone any lower than Midazolam? Or is the duration the only difference?
Thanks,
Mark
↑ 0 View 1 reply

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afurahâ b. 10 INVESTMENTS a month ago
Nice pitch deck! It'll erase all investor-doubt!
↑ 0 View 3 replies

Richard K. 9 INVESTMENTS a month ago
Is the vision for use in a hospital setting only or do you foresee Paramedics in the field administering to a combative arrestee or patient? Any legal concerns should patients be administered the compound involuntary?
↑ 1 View 1 reply

Viral K. 1 INVESTMENT a month ago
These are much needed agents in the ED for psych patients, and other acutely agitated patients.

Is the intent for avizafone to be used in conjunction with an antipsychotic (haloperidol, ziprazidone, etc) plus and antihistamine (diphenhydramine) which is standard in most acute care hospitals.

Also, since avizafone is a prodrug that converts into diazepam, will there be long term issues in evaluating conversion to maintenance therapy? Although it has a faster onset and duration compared to other benzos (lorazepam being the most commonly used), the half life of diazepam is significantly longer than any other benzo. Some effects can still be seen for days after the acute dose is given. Is Sollievo taking this into consideration with your trials? If so, what is being seen with conversion to maintenance therapy?

Thanks.

↑ 1 View 3 replies

Richard K. 9 INVESTMENTS a month ago

Is the vision for use in a hospital setting or do you foresee Paramedics in the field sticking a combative arrestee or patient? Any legal concerns should "involuntary" recipients who might decide to show their disapproval with a slick lawyer?

↑ 1 View 1 reply

Mohammad K. SE OWNER 116 INVESTMENTS 2 months ago

Since Avizafone is already approved by FDA, do you have to conduct Safety Trial for Proviza?

↑ 1 View 1 reply

Michael B. 17 INVESTMENTS 2 months ago

There is a new short-acting benzodiazepine Remimazolam. It's already FDA approved. How would your product have an advantage?

↑ 1 View 3 replies

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The Emergency room is a high-intensity workplace

and violent outbursts from patients are common

It can take many people to restrain the patient before a sedative begins to act

Making work dangerous and stressful for a lot of caregivers

To combat this, Sollievo is developing Proviza Injection

That helps sedate patients quickly

Leading to better care for everyone in the ER

And a safer work environment.

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